United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NeoGames S.A.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

L6673X107

(CUSIP Number)

Edmund Quatmann, Jr.

Chief Legal Officer, Executive Vice President and Secretary

100 West Liberty Street, 12th Floor,

Reno, Nevada 89501

(775) 328-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L6673X107	13D	Page 2 of 4 pages

1	Names of Reporting Persons Caesars Entertainment, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

CUSIP No. L6673X107	13D	Page 3 of 4 pages

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (the “Amendment No .2”) relates to the ordinary shares, no par value (the “Ordinary Shares”), of NeoGames S.A., a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (the “Issuer”), having its principal executive offices at 10 Habarzel Street, Tel Aviv, 6971014, Israel, and amends the Schedule 13D originally filed by Caesars Entertainment, Inc., a Delaware corporation (“Caesars”), on August 27, 2021, as amended by that certain Schedule 13D Amendment No. 1 filed with the SEC on September 20, 2021 (together, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 2 is being filed to reflect that Caesars no longer beneficially owns any securities of the Issuer.

Item 4. Purpose of Transaction.

Item 4 is supplemented by the following:

On March 14, 2022, Caesars consummated a block sale of an aggregate of 2,151,310 Ordinary Shares at $13.19 per share, less discounts and commissions (the “Sale”). Following the Sale, Caesars beneficially owns 0 Ordinary Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) – (b) As of the date of this Amendment No. 2, Caesars may be deemed to have the following:

(i) Aggregate number of Ordinary Shares beneficially owned: -0-

(ii) Percentage of Ordinary Shares beneficially owned: 0%

(iii) Sole power to vote of direct the vote: -0-

(iv) Shared power to vote or direct the vote: -0-

(v) Sole power to dispose or direct the disposition of: -0-

(vi) Shared power to dispose or direct the disposition of: -0-

(c) Other than the Sale described in Item 4 above, neither Caesars nor, to the knowledge of Caesars, any other Reporting Person, has effected any transactions with respect to the Ordinary Shares within the last 60 days.

(d) None.

(e) On March 14, 2022, Caesars ceased to be the beneficial owner of more than five percent of the Issuer’s Ordinary Shares.

CUSIP No. L6673X107	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2022

CAESARS ENTERTAINMENT, INC.

/s/ Edmund L. Quatmann, Jr.
Name:	Edmund L. Quatmann, Jr.
Title:	Chief Legal Officer, Executive Vice President
and Secretary